November 18, 2005

Ms. Sarah Goldberg
Staff Accountant
United States Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

      Re:   Middlesex Water Company
            Form 8-K Filed November 9, 2005
            File No. 0-422

Dear Ms. Goldberg:

      Thank you for discussing your comments with me on November 14, 2005.

      Please note that the numbered comments below correspond to the numbered comments in your November 10, 2005 correspondence for the above referenced matter.

                                    Form 8-K
                                    --------

Item 4.02(a)
------------

Comment 1.  It is unclear to us why non-cash contributions of utility assets would affect the Statement of Cash Flows. As such, please explain to us how you previously accounted for such transactions on the Statement of Cash Flows and explain why a restatement is necessary.

Response:   In the normal course of expanding its regulated public water utility system, Middlesex receives cash and/or utility plant (non-cash) contributions primarily from developers of residential housing.
            These contributions are commonly known as Contributions-in-Aid-of-Construction and Customer Advances for
            Construction. Previously, non-cash contributions were not recorded on the Balance Sheet until verifiable cost documentation was submitted to Middlesex by the developers. We determined that in several cases, the developers did not submit their documentation on a timely basis. The recording of these assets was delayed into different fiscal reporting periods, which led to an understatement of total assets and total liabilities. In addition, upon recording, the non-cash contribution amounts were aggregated with cash contribution amounts and incorrectly shown on the Consolidated
            Statement of Cash Flows. The incorrect amounts increased the line described as "Construction Advances and Contributions - Net" in the Cash Flows From


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Ms. Sarah Goldberg
November 18, 2005
Page 2

            Financing section of the Statement. The non-cash activity should have been a supplemental disclosure. The incorrect amounts also increased the line described as "Utility Plant Expenditures" by the same amount. There was no impact on net cash provided by operating activities or on Net Changes in Cash and Cash Equivalents. Management concluded that a restatement was necessary since the out-of-period asset recording of $6,504,944 as of December 31, 2004 and the non- cash contributions of $855,637 previously disclosed within the Condensed Consolidated Statement of cash Flows for the nine month period ended September 30, 2004 were quantitatively material. Utility plant contributions from developers are excluded from the utility regulatory rate setting process. The restatement had no effect on operating revenues, depreciation expense, income tax expense or net income. Additionally, the restatement had no effect on earnings applicable to common stock, cash flow from operations or liquidity.

Comment 2.  Please amend Form 8-K to disclose the amount of the restatement of both the Balance Sheet and Statement of Cash Flows. Refer to the requirements of Item 4.02(a)(2) of Form 8-K.

Response:   The Balance Sheet and Statement of Cash Flows restatement amounts have been disclosed in Form 10-Q for the Quarterly Period Ended
            September 30, 2005, specifically in Part I, Item 1. - Note 9 -
            Restatement of Condensed Consolidated Financial Statements of Notes to Unaudited Condensed Consolidated Financial Statements and Part I,
            Item 2. - Current Developments.

Comment 3.  Please amend Form 8-K to include whether the audit committee, the board of directors, or authorized officer(s) discussed the matters disclosed in the filing with Deloitte & Touche, LLP. Refer to the requirements of Item 4.02(a)(3) of Form 8- K.

Response:   This clarification has been disclosed in Form 10-Q for the Quarterly
            Period Ended September 30, 2005, specifically in Part II, Item 5. -
            Other Information.

Comment 4.  Please tell us if your certifying officers have considered the effect of the errors on the accuracy of prior disclosures regarding internal controls and disclosure controls and procedures under Item 307 of Regulation S-K. If such officers have concluded that their previous conclusions regarding effectiveness were incorrect with respect to the periods to be restated, you must disclose this determination. Otherwise, please explain to us why the discovery of these errors did not affect your conclusions regarding the effectiveness of internal controls and disclosure controls and procedures.

Response:   The Company's certifying officers have considered the effect of the errors on the accuracy of prior disclosures regarding internal controls and disclosure controls and procedures under Item 307 of regulation S-K and have determined that their previous conclusions regarding the effectiveness of internal controls and disclosure controls and procedures related to developer contributed assets were

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Ms. Sarah Goldberg
November 18, 2005
Page 2

            incorrect. The revised conclusions have been disclosed in Form 10-K/A for the Fiscal Year Ended December 31, 2004, specifically in
            Part II, Item 9A - Controls and Procedures.

Middlesex acknowledges the following:

      o The Company's Management is responsible for the adequacy and accuracy of the disclosure in the filing;

      o Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

      o The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

      I trust that the above information has been responsive to your questions. Please let me know if you have any further questions.

                                     Sincerely,

                                     /s/  A. Bruce O'Connor

                                     A. Bruce O'Connor
                                     Vice President  and Chief Financial Officer

Enclosures

cc:   Kenneth J. Quinn, Esq.
      Peter D. Hutcheon, Esq.